UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor– Leblon

22430-190 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

OI S.A.

Corporate Taxpayers’ Registry

(CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) 33.30029520-8

Publicly-Held Company

MATERIAL FACT

Revocation of Suspension of Public Offering

Oi S.A. (“Oi” or the “Company”, BM&FBOVESPA: OIBR3, OIBR4; NYSE: OIBR and OIBR.C), in compliance with article 157, paragraph 4 of Law No. 6,404/76 and CVM Instruction No. 358/02 and, in addition to the Material Fact dated as of March 27, 2014, notifies its shareholders and the market in general that as of the date hereof, Oi received the Official Letter No. 153/2014 from the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) (“CVM”), whereby the CVM informed Oi of the revocation of the suspension of Oi’s public offering, whose request for registration is under review by the CVM (the “Offering”).

Given the CVM’s decision to revoke the suspension, the Company discloses that it will resume the Offering and will maintain the market promptly informed.

Rio de Janeiro, April 1, 2014.

OI S.A.

Bayard De Paoli Gontijo

Chief Financial Officer and Investor Relations Officer

Additional Information and Where to Find It:

Oi S.A. (“Oi”) has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Oi has filed with the SEC for more complete information about Oi and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, Oi will arrange to send you the prospectus after filing if you request it by calling toll-free 1-855-672-2332.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2014

OI S.A.

By:	/s/ Bayard De Paoli Gontijo
Name:	Bayard De Paoli Gontijo
Title:	Chief Financial Officer